EXHIBIT 12(b)


COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS
SEARS, ROEBUCK AND CO. AND CONSOLIDATED SUBSIDIARIES




				                                               Years Ended


(millions, except ratios)			                  			1996     			1995

Fixed Charges:
  Interest and amortization
  of debt discount
  and expense on all indebtedness		            	$1,365		     $1,373

  Add interest element
   implicit in rentals				                    		   121	     	   119
			                                          			 1,486     	  1,492
  Preferred dividend factor			               			    41     		    89
  Interest capitalized						                         5     		     4

Total fixed charges                       						$1,532     		$1,585

Income:
  Income from continuing operations          			$1,271     		$1,025
  Deduct undistributed net income (loss)
   of unconsolidated companies				                  	8	    	      9
                                         							 1,263     		 1,016
Add
  Fixed charges (excluding
    interest capitalized
    and preferred dividend factor)          			  1,486     		 1,492
  Income taxes                           						    834	     	   703
       Income before fixed charges and
         Income taxes				                    		 $3,583     		$3,211

Ratio of income to combined fixed charges
  and preferred share dividends             				  2.34	     	  2.03

(A) In 1996 all the outstanding 8.88% Preferred Shares,
     First Series were redeemed and thereafter the Company made no other preferred dividend payments.